SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIG

N PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

2009 MANAGEMENT REPORT

MANAGEMENT REPORT

BRASKEM 2009

The Management of Braskem S.A. (“Braskem”) submits for your consideration this Management Report and corresponding Financial Statements, accompanied by the opinions of the Independent Auditors and the Fiscal Board for the fiscal year ended December 31, 2009.

With the merger of the Petroquímica Triunfo assets in May 2009, this release is based on pro-forma consolidated information that includes 100% of the results from this new asset for all periods stated. In accordance with CVM Instruction 247, these figures also consider the proportional consolidation of the interest in Cetrel S.A. - Empresa de Proteção Ambiental, and do not include Refinaria Riograndense, since its proportional consolidation was exempted by the CVM due to reasons of materiality. The quarterly information was reviewed by independent external auditors.

1. Message from the Management

The global petrochemical industry was subjected to a severe test of resilience in 2009, impacted by lower consumption in most global markets and by sharp and generalized declines in commodity prices as of mid-2008. However, for companies like Braskem, which was well prepared to face the down cycle in the petrochemical sector because it had better aligned its cost and capital structures with the period of seasonably lower profitability anticipated for the industry, the crisis presented excellent growth opportunities.

Braskem led this group of companies, increasing its competitiveness and obtaining even greater scale through the acquisitions of Quattor in Brazil and Sunoco Chemicals in the United States, which were concluded in early 2010. As a result of these initiatives, the Company consolidated its position as the largest resin producer in the Americas and rose from 12th to 8th in the ranking of the world's largest petrochemical companies, in line with its strategic vision of becoming one of the five largest by 2020. The acquisition of Quattor also represented the last large consolidation opportunity in the Brazilian petrochemical sector, allowing for gains in scale and competitiveness, assuring the country a privileged position in one of the world's most contested global markets.

The acquisition of Sunoco represented Braskem’s first acquisition outside its domestic market and opens up a new growth agenda for the Company based on the restructuring process through which the North American petrochemical industry is undergoing.

In addition to these transactions, in 2009 Braskem merged Petroquímica Triunfo, as part of the Investment Agreement entered into in 2007 between Odebrecht and Petrobras, which strengthened the strategic alliance between Braskem’s two main shareholders.

In addition to its strategic agenda, Braskem remained focus on maintaining operating efficiency and financial discipline, and successfully overcame a highly unfavorable market environment in the first quarter of the year, when for approximately one month the Company cut back its production to 55% of nominal capacity in order to adjust its inventory levels to the weaker demand. Thanks to a set of targeted initiatives, Braskem substantially improved its performance, recording EBITDA in line with the previous year and EBITDA margin above 16%, one of the highest margins in the global petrochemical industry in the period.

Many factors contributed to this result, which included the efforts made by the various teams to offer customers new solutions able to add value to their businesses, the prioritization of investments with high paybacks, a successful program to reduce fixed costs and the gradual market recovery that began in April. On the other hand, the appreciation in the Brazilian real against the U.S. dollar and the surplus production in the United States in particular permitted a higher share of imported resins in the domestic market, of between 20% and 25% of the total. As a result of the foreign exchange situation and the lower international prices in the industry, the Company’s export revenue declined by 7%.

Given the combination of all these factors, Braskem's gross revenue in the year was R$19.5 billion, down 18% from 2008. Meanwhile, net income was R$917 million, which already includes the effects from the Company's renegotiation of tax debits under the government program Refis, which had a negative impact of R$638 million on the fourth quarter results.

In 2009, Braskem also expanded its portfolio of international projects, reaffirming its vision to create an industrial base in Latin American countries that enjoy access to raw materials at competitive conditions, which is another important pillar of its growth strategy. The Company, in association with the Mexican group IDESA, won the natural gas tender offer made by Pemex in Mexico, which will allow for the installation of an integrated complex for the production of approximately 1 million tons/year of polyethylene in the Veracruz region, with operational startup estimated for 2015. Braskem is currently developing similar projects in Venezuela, Peru and Bolivia.

Moving forward in its goal of becoming a leader in developing products made from renewable feedstock, Braskem was the first company in the world to certify polyethylene made from ethanol, known as Green Polyethylene. The ethanol-based ethylene plant, which is currently under construction at the Triunfo Petrochemical Complex, should start up operations in the third quarter of this year and gradually ramp up operations to its annual capacity of 200 kton. New agreements negotiated in 2009 for the future supply of green plastic to Brazilian and global companies confirm the product’s acceptance by the market, which increasingly values initiatives that contribute to sustainable development.

Also on this front, Braskem signed a technological cooperation agreement with Novozymes, a world leader in the production of industrial enzymes, for the development of a new competitive route for Green Polypropylene, a resin that Braskem has already obtained on scale in the laboratory and was certified as 100% renewable. The Company expects the results of this agreement to become available in the market within a period of five years.

As part of its commitment to sustainable development and as a result of its programs focused on continuous improvement, such as Excellence in Health, Safety and the Environment (SEMPRE), Braskem maintained the upward trend in its eco-efficiency indicators. In relation to 2008, Braskem achieved reductions of 16% in relative water consumption, 5% in relative power consumption, 17% in solid waste generation and 13% in liquid effluent emissions. The overall and lost-time accident rates for both employees and the employees of partners, which already was one of the lowest in the global petrochemical industry, registered further reductions in 2009.

Investments in Health, Safety and the Environment (HSE) totaled approximately R$102 million in the period, from an overall amount of roughly R$900 million invested in the year by Braskem in its growth, modernization and technological modernization programs.

An important challenge for Braskem in 2010 will be to promote the optimal integration of its new assets, teams and cultures, drawing on the rich diversity of experiences and sharing the best practices and competencies in each area. This is certainly one of the main factors underpinning the successful history of Braskem. The new and expanded horizons that have emerged for the Company as a result of its new corporate structure create excellent opportunities for professional and personal development for its employees, who have always championed the spirit of "customer first".

Braskem reaffirms its commitment to grow in step with its customers and its entire production chain, to operate in partnership to capture new markets, to invest in research and technology, to lead the search for solutions aimed at improving both productivity and competitiveness, as well as through other means that obtain consensus in our industry – with all these efforts aimed at promoting society and the countries in which it is present.

Acknowledgements

After a year that significantly exceeded expectations, Braskem’s Management once again would like to thank its Shareholders for their unqualified support for making possible the strategic projects that have strengthened the Company. We also thank our Customers, Suppliers and Employees for the confidence they once again placed in Braskem during 2009. This partnership is the foundation that drives us in our constant pursuit of excellence.

2. Outlook

The world economy is normalizing faster than originally expected after the crisis in 2008. The actions of the G-20 governments, which were marked by unprecedented coordination, avoided overall default in the financial system. However, the recovery is still fragile and the economy very dependent on government’s stimulus.

The factors that led the recent financial crisis have still not been remedied, keeping the risk of a new collapse in asset prices at high levels. The deterioration in the fiscal situations of sovereign states caused by accelerated growth in national debts worldwide has added a new risk component to a scenario of deregulated and imbalanced global finance.

Market consensus is calling for relatively optimistic forecasts for economic growth in 2010 in the United States (2.5%), Europe (1%), China (8%) and Brazil (5%). It is important to note that these forecasts are valid only in the context of continued economic normalization, which is currently supported by an uncertain foundation. Despite Brazil's important position in global markets, with one of the world's most robust financial systems, substantial latitude in terms of interest rates, and the strong growth in its domestic market, the dynamics of the local economy are not detached from the global economy.

With this backdrop of uncertainty, the strategy adopted by Braskem should allow it to take advantage of opportunities for future growth while maintaining the Company prepared for any potential crisis situation. In this context, Braskem remains committed to preserving the quality of its business in any scenario by: (i) pursuing operational efficiency and cost control; (ii) forming partnerships with customers and seeking the sustainability of the national petrochemical chain; (iii) analyzing the best opportunities in the export market; and (iv)following a conservative policy for maintaining its financial health.

In 4Q09, the global petrochemical industry was marked by high raw material prices, which followed the volatility in oil prices, and by the recovery in resin and basic petrochemical prices. The rebound in Chinese demand and signs of recovery in European demand, combined with continued operating problems in the international market, also influenced price trends.

With the continued normalization of economic fundamentals, the prospects for the petrochemical industry in the early months of 2010 are positive. So far, market fundamentals have favored producers, with: (i) scheduled maintenance shutdowns in Asia; (ii) limited supply from the Middle East available to international markets; (iii) strong growth in Chinese demand; and (iv) signs of recovery in European and U.S. demand.

It is important to bear in mind, however, that the announcements of new capacity, particularly in the Middle East and Asia, far exceed the growth in world demand, which once again should pressure the profitability of the global petrochemical industry.

In the Brazilian market, domestic prices are expected to continue following the upward trend of international prices in the near term. Meanwhile, demand in the same period is expected to decline in relation to 4Q09, reflecting the seasonally lower demand in the period. However, certain factors should continue to have a positive influence on the market, such as the strong performance of the consumer goods and construction sectors.

Braskem is concentrating its resources on priority projects that offer high returns, own financing and rapid payback, while maintaining a solid financial position and capital discipline. Disbursements for operational investments in 2010, not considering Quattor and Sunoco Chemicals, should reach R$1.1 billion, which includes capacity expansions, new projects and scheduled shutdowns. Furthermore, Braskem remains committed to reducing costs and fixed expenses in order to increase its competitiveness.

In line with its growth plan to figure among the five largest petrochemical companies in the world, which encompasses diversifying its energy matrix and strengthening its presence in the region, on January 22, 2010, Braskem announced the acquisition of Quattor. The creation of a more competitive national player that is better able to compete globally led Braskem to become the leader in the Americas in terms of thermoplastic resin capacity. On the international expansion front, on February 1, 2010, Braskem announced the acquisition of the PP assets of Sunoco Chemicals, which gave it an important position also in North America.

Regarding greenfield projects, Braskem remains focused on increasing its competitiveness by gaining access to raw materials at competitive conditions and greater diversification of the matrix, with the installation of a green polymer plant based on renewable feedstock.

One of the priorities in 2010 will be to consolidate and capture the synergies resulting from the integration of the petrochemical assets of Quattor and Sunoco Chemicals.

Braskem also plans to expand its production capacity by investing in new projects that provide returns above its cost of capital. These new projects include additional capacity expansions at existing plants, such as resuming the study to expand PVC capacity by 200 kton/y, which would come on stream in 2012.

In the area of renewable raw materials, 2010 will mark the operational startup of the Green Ethylene plant, from the Green PE project that was approved by the Board of Directors in December 2008. This is a strategic project to create value by producing polymers made from sugarcane ethanol, and represents an important development for the sustainability of the petrochemical industry. Braskem began the plant's construction in 2009 and has signed various long-term commercial agreements with global customers. The plant's construction is running ahead of schedule and operational startup is expected in 3Q10.

The expansion projects designed by Braskem to increase competitiveness by gaining access to raw materials at competitive conditions include several integrated projects in Mexico, Venezuela and Peru, in partnership with local companies in each region and based on a project finance model.

In November 2009, Braskem and IDESA, a traditional Mexican petrochemical group, won a tender offer process held in Mexico for the installation of a petrochemical project in the Veracruz region that uses ethane as feedstock, based on a contract with PEMEX-Gás for the supply of 66,000 barrels/day of ethane for a period of 20 years. As a result, the two companies signed a memorandum of understanding and formalized in February 2010 a final agreement that includes (i) a commitment by Braskem-IDESA to invest in the construction of an ethane cracker to produce one million tons/year of ethylene, and (ii) the construction of three polyethylene (PE) plants to produce approximately one million tons/year of resins (HDPE, LLDPE and LDPE).

This will be largest petrochemical investment to be made in Mexico in 15 years as well as the largest investment by a Brazilian company in that country. The fixed investment is projected at US$2.5 billion, with the conclusion of construction works and the operational startup of the unit estimated for January 2015.

In May 2008, Braskem, Petrobras and Petróleos del Perú – PetroPerú S.A. signed an agreement to assess the technical and economic feasibility of installing an integrated project for the production of 600 kton to 1 million tons of polyethylene, using the natural gas available in Peru as feedstock. Braskem concluded the initial phase of the project’s technical and economic feasibility study in 2009, and renewed the agreement with Petrobras and PetroPerú.

Through these projects, Braskem will consolidate its presence in Latin America, serving a large and underserved market in Mexico and gaining a presence in the largest integrated complex on the Pacific coast with the project in Peru, factors that are fully aligned with Braskem's strategy of international expansion and growth and consolidation in the region.

Braskem and Pequiven decided to evaluate a new model for their petrochemical projects through the joint ventures Propilsur and Polimerica, given the new reality in the international credit market and the better alternatives in terms of raw material sourcing.

For the polypropylene project of the privately held and state-owned company Propilsur, Venezuela's state oil company PDVSA presented an alternative propylene supply source for from the Paraguaná Refinery Complex in the state of Falcón. In view of this proposal, Pequiven and Braskem are evaluating the feasibility of changing the project's design and location.

With the new configuration and change in the polypropylene project, as well as the possibility signaled by PDVSA of the future supply of ethane gas and other feedstock sources in the region of the same PDVSA Refinery Complex in Paraguaná, Pequiven and Braskem have also agreed to postpone for one year all developments related to the polyethylene project of Polimérica, with the objective of evaluating even more competitive alternatives for the project.

Braskem's management remains committed to making Braskem a leading global petrochemical company. Brazil’s macroeconomic situation and financial solidity continue to represent competitive advantages in the global market. Braskem maintains its commitment to sustainable growth and development and will continue to act proactively in pursuit of the best opportunities, seeking to create value for shareholders and increase competitiveness throughout the entire petrochemical and plastics production chain.

3. Operating Performance

• 3.1 Thermoplastic Resin Performance

The Brazilian market for thermoplastic resins in 2009 was marked by the gradual recovery in demand that began in February and March and ended the period up 1% from the previous year, with demand1 of 4,270 kton.

The recovery intensified during the second half of the year, with the six-month period registering demand growth of 18% in relation to the first half of 2009. The strong performance of Brazil's economy had a positive impact on all application segments, such as disposables, toys, packaging, footwear, etc. Government incentives to reduce the rate of federal VAT tax (IPI) for the white goods and auto industries also benefited the plastics industry.

In this context, demand for PE and PP ended the year up 4% from 2008. Meanwhile, PVC, given its greater dependence on the construction sector, which began to recover only in 3Q09, closed the year with demand down 9% from the prior year.

Imports continued to account for a relevant share of the Brazilian market, of 22%, as a result of the volatility in international prices and the lower demand from developed countries, as well as the strengthening in the Brazilian real during the year.

In view of this scenario, Braskem’s domestic PP sales increased by 9% from the previous year, driven by the strong recovery in certain sectors of the economy, such as automotive, white goods, disposable goods and toys. Meanwhile, domestic PE and PVC sales contracted by 2% and 8%, respectively. Domestic sales volume of aggregate thermoplastic resins remained virtually in line with 2008, at 2,213 kton.

Braskem maintained its leadership in the domestic market, with a 52% share of Brazil's resin market, supported by (i) a unique innovation and technology structure that promotes the development of new applications and substitutions of materials; (ii) its commercial strategy; and (iii) its solid partnership relationship with customers.

Braskem was able to normalize its inventory levels by effectively managing its capacity utilization rates and opportunities in the international market, which led thermoplastic resin exports to grow by 67% in 2009 in relation to 2008.

Braskem’s resin production in 2009 was 10% higher than in the previous year, reflecting the (i) better capacity utilization rates; (ii) recovery in domestic and regional demand; (iii) the operation at full capacity of the Paulínia plant due to the expansion of the Paulínia Refinery (Replan); and (iv) opportunities in the international market.

___________________________
1 Demand was measured based on the Company’s internal estimates, since Abiquim did not publish 2009 data for apparent consumption in Brazil’s thermoplastic resin market.

Performance (tons) Thermoplastic Resins	2009 (A)	2008 (B)	Change% (A)/ (B)

Sales - Domestic Market
PE´s	1,056,941	1,083,731	(2)
PP	698,494	642,871	9
PVC	457,430	496,266	(8)

Total Resins	2,212,864	2,222,869	(0)

Sales - Export Market
PE´s	720,383	473,656	52
PP	228,363	99,395	130
PVC	40,262	18,474	118

Total Resins	989,007	591,525	67

Total Sales
PE´s	1,777,324	1,557,388	14
PP	926,856	742,266	25
PVC	497,691	514,740	(3)

Total Resins	3,201,872	2,814,394	14

Production
PE´s	1,740,470	1,586,963	10
PP	899,968	731,506	23
PVC	479,077	522,441	(8)

Total Resins	3,119,516	2,840,910	10

3.2 - Basic Petrochemicals Performance

The continuous recovery in international demand and prices led to a rebound in capacity utilization rates at the petrochemical complexes, with the average utilization rate peaking at 97% in the third quarter. Braskem set new ethylene production records in the months of March, May and August at its plants in Camaçari, Bahia. Total ethylene production volume in the year was 2,256 kton.

The greater competitiveness of natural gas in relation to naphtha has led producers able to use different feedstock in their production processes to favor the use of lighter products (e.g., ethane, butane) during the year, which limited the supply of cracker co-products, such as propylene, butadiene and BTX, and in turn kept prices on an upward trend since 1Q09. Lower raw material prices and uncertainty in downstream demand led prices to fall in September and October, though with a recovery starting in November.

The average capacity utilization rate of the Company’s petrochemical complexes was 89% in the year, which represented increases from 2008 of 7% and 10% in ethylene and propylene production, respectively.

In 2009, total ethylene and propylene sales increased by 29% from the previous year, to 804 kton. Meanwhile, total BTX sales grew by 22% in 2009 from 2008. These increases reflect the recovery in domestic demand in the 2nd and 3rd generation segments of the petrochemical chain, the arbitrage opportunities, the improved profitability of these products in the international market, and the higher productivity of Braskem's plants, since in 2008 the petrochemical complexes underwent scheduled maintenance shutdowns.

Total butadiene sales volume increased 2% from 2008, given the higher volume allocated to exports. Despite the government incentives and the good performance of the auto industry in Brazil, this sector is dependent on the export market, which was negatively affected by the global economy.

Performance (tons) Basic Petrochemicals	2009 (A)	2008 (B)	Change% (A)/ (B)

Total Sales
Ethylene	286,969	252,502	14
Propylene	517,177	370,644	40
BTX*	955,451	782,405	22
Production
Ethylene	2,255,963	2,116,924	7
Propylene	1,133,478	1,032,376	10
BTX*	972,860	845,102	15

*BTX - Benzene, Toluene, Ortoxylene and Paraxylene

4. Financial Performance

• 4.1 - Revenue

Braskem recorded consolidated gross revenue of R$19.5 billion in 2009, down 18% from R$23.8 billion in 2008. In dollar terms, gross revenue was US$10.0 billion, a decrease of 25% from US$13.2 billion in 2008.

Similarly, Braskem’s consolidated net revenue in 2009 was R$15.2 billion, down 18% from R$18.5 billion in the previous year. In U.S. dollars, net revenue was US$ 7.8 billion, down 25% from 2008, basically reflecting the similar drop in international resin prices and the downward move of 40% in basic petrochemical prices. This reduction mainly reflects the significant decrease in resin and basic petrochemical prices from the previous year, when hikes in raw material prices drove the international prices of these products higher.

In 2009, net revenue from exports decreased by 27% from the previous year, to US$2.1 billion (corresponding to 7% of total net revenue). Once again, this performance was influenced by lower international prices, since export volumes of resins and basic petrochemicals increased by 67% and 29%, respectively, between the periods.

In the year, 58% of net revenue (excluding condensate resale and sales by QuantiQ) was composed of thermoplastic resins.

The year 2009 was a challenging one for global markets and the petrochemical industry. The solid performance of the Brazilian economy and Braskem's ability to take advantage of good opportunities in the Brazilian market reaffirmed the Company's potential for growth and value creation.

• 4.2 – Costs of Goods Sold (COGS)

In 2009, Braskem’s cost of goods sold (COGS) was R$12.7 billion, down 19% from 2008. This decrease is directly related to the lower naphtha prices and to the higher operating efficiency resulting from the modernizations carried out during scheduled maintenance shutdowns in 2008 and from the high utilization rates associated with the program to cut fixed costs.

The average ARA (Amsterdam–Rotterdam-Antwerp) price of naphtha in 2009 was US$533/t, down 32% from the average in 2008 of US$790/t. Braskem acquires the bulk of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in North Africa, Argentina and Venezuela.

The depreciation and amortization included in COGS totaled R$931 million in 2009, an increase of 36% on the previous year, which is mainly explained by the improved criteria for determining the useful life of the Company's industrial plants.

An important step in the reduction of the impact from the raw materials volatility was taken in March 2009, when the new naphtha supply agreement with Petrobras came into effect. With a five-year duration, renewable for a further five year period, the agreement includes a clause assuring the paraffin quality and pollutant levels, and a price formula setting the isonomic variation of discount and premiums against the ARA benchmark.

• 4.3 - Selling, General and Administrative Expenses

In early 2009, the Company assumed a commitment to reduce fixed costs by approximately R$ 200 million annually. This effort generated a reduction of R$ 170 million in disbursements with fixed costs (impacting production costs and fixed SG&A expenses) between 2009 and 2008. On the income statement, this amount was diluted by the impacts of holding high inventories of finished products and products undergoing processing at the start of the year, which carried the higher costs incurred in 2008.

With the initiatives implemented over the course of 2009, Braskem began 2010 with a lower cost base, which should continue to support its growing competitiveness.

General and Administrative expenses were R$638 million, down 8% from R$692 million in 2008, reflecting the Company’s efforts to reduce fixed costs.

Selling expenses in 2009 were R$536 million, increasing by 4% from R$514 million in 2008, which is explained by the higher volume of exports (especially resins), which were 67% higher than in 2008.

• 4.4 - EBITDA

Braskem’s consolidated EBITDA was R$2.5 billion in 2009, in line with EBITDA a year earlier. This stability in EBITDA in 2009 was due to: (i) the recovery in sales of resins and basic petrochemicals; (ii) the higher operating efficiency of its plants; and (iii) the efforts of the various teams to reduce costs and add services and value to products. This took place in an adverse scenario marked by a global crisis, lower domestic demand for thermoplastic resins in the first half of the year, the average appreciation in the Brazilian real of 8.2% and new capacity in the international market coming on stream. Translated into U.S. dollar, EBITDA in 2009 was US$1.3 billion, down 8% from 2008.

EBITDA margin in 2009 was 16.2%, expanding 2.8 p.p. from 13.4% in 2008. Excluding the impact from naphtha, condensate and oil resale and the nonrecurring positive effects booked in the year of R$206 million, EBITDA was R$2.3 billion, for EBITDA margin of 15.6% .

• 4.5 - Net Financial Result

The net financial result closed 2009 with net financial income of R$572 million, which compares with net financial expenses of R$3,696 million in 2008. This variation was mainly due to the 25% appreciation in the Brazilian real versus the U.S. dollar in 2009, which generated a foreign exchange gain of R$2.3 billion, and the Company’s participation as of November in the tax debit renegotiation program (“Refis”) offered by the General Counsel of the National Treasury and the Federal Revenue Service that was instituted by Federal Law 11.941/09 regarding the payment of social contribution tax on profit ("CSSL").

Given Braskem's net dollar exposure (higher volume of dollar-denominated liabilities than assets), this foreign exchange variation had a positive impact on the financial result in 2009. Given its heavily dollarized operational cash flow, the Company considers this exposure adequate. Practically 100% of Braskem’s revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate, and most of its costs are also pegged to this currency.

Bear in mind that the foreign exchange gain of R$2,286 million in the year does not have a direct cash impact in the short term. This amount represents foreign exchange effects, especially those on the Company’s debt, with any expenditure occurring when the debt matures, which has an average term of 10 years.

Excluding the effects from monetary and foreign exchange variation, the net financial result in 2009 was a financial expense of R$1,575 million, up R$ 717 million from the previous year, mainly reflecting (i) the Company's participation in the Refis program, which generated a negative impact of R$ 547 million related to the interest and penalties on CSSL; and (ii) the higher interest embedded in naphtha purchases abroad.

(Million of R$)
	2009	2008

Financial Expenses	900	(4,415)

Interest Expenses	(655)	(560)
Monetary Variation	(198)	(234)
Foreign Exchange Variation	2,892	(3,173)
CPMF/IOF/Income Tax/Banking Expenses	(33)	(65)
Net Interest on Fiscal Provisions	(758)	(91)
Others	(348)	(292)

Financial Revenue	(328)	719

Interest	179	124
Monetary Variation	59	28
Foreign Exchange Variation	(607)	541
Net Interest on Fiscal Credits	7	8
Others	34	18

Net Financial Result	572	(3,696)

(Million of R$)
	2009	2008

Net Financial Result	572	(3,696)

Monetary Variation (F/X)	2,286	(2,632)
Foreign Exchange Variation (MV)	(139)	(206)

Financial Result excluding F/X and MV	(1,575)	(858)

With the objective of protecting its cash flow and reducing volatility in the financing of its working capital and investment programs, Braskem adopts market and credit risk management procedures in line with its Financial Management Policy and Risk Management Policy. In December 2009, the Company held three derivative transactions for hedging purposes and with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities being hedged. In any given scenario, negative or positive adjustments in derivative positions will be offset by positive or negative adjustments in the protected assets and liabilities.

• 4.6 - Net Income/Loss

In 2009, Braskem recorded net income of R$917 million, up R$3.4 billion from the net loss of R$2.5 billion in 2008. Despite the R$638 million negative impact in 4Q09 from the participation in the Refis program, the solid operational performance and the stronger Brazilian real supported the recovery in the Company’s results.

• 4.7 - Capital Structure, Liquidity and Credit Rating

Net debt on December 31, 2009 was R$6.6 billion, down 27% from R$9.0 billion at the close of 2008. This reduction was driven primarily by the following factors: (i) the 25% depreciation in the U.S. dollar against the Brazilian real2 in 2009, for a gain of R$2.1 billion; (ii) the EBITDA of R$2.5 billion in the fiscal year; and (iii) the contribution to lower working capital resulting mainly from the reduction in inventories, with an impact of R$126 million. The above factors were partially offset by the investments made during the year. In U.S. dollar terms, Braskem’s net debt stood at US$3.8 billion on December 31, 2009, virtually in line with the level at yearend 2008 of US$3.9 billion. At the close of 2009, 64% of debt was pegged to the U.S. dollar, down from 76% at the close of 2008.

___________________________
2 Exchange rate at end of period Dec/31/2009

Braskem’s financial leverage, as measured by the ratio of net debt to EBITDA, which stood at 3.73x in 2008, closed 2009 at 2.67x, given the lower net debt in the year and stable operating income.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company's amortization schedule as of December 31, 2009:

Credit Risk Rating – Global Scale

During 2009, the credit risk rating agencies Standard & Poor’s, Moody’s and Fitch reaffirmed their global risk ratings of ‘BB+’, ‘Ba1' and 'BB+', respectively, all with stable outlooks, for Braskem issues in both local and foreign currencies. The stability in credit ratings in such a challenging environment for the petrochemical industry as the one experienced in 2009, combined with the global financial crisis that reduced the supply of credit in most economies, demonstrates the Company’s success in managing its capital structure.

On the national scale, Braskem's ratings also remained unchanged in the year: ‘brAA+’ with stable outlook by Standard & Poor's, ‘brAA’ with positive outlook by Fitch and ‘Aa2.br’ with stable outlook by Moody’s.

5. Capital Expenditure

Maintaining its commitment to capital discipline and making investments with returns above their cost of capital, in 2009 Braskem made operational investments worth R$894 million (not including capitalized interests). These amounts were significantly lower than in 2008, when investments totaled R$1.4 billion. The main factors in this reduction were: (i) the lower investment required for replacing equipment and scheduled shutdowns, given that in 2008 major scheduled maintenance shutdowns were carried out at the two petrochemical complexes and investments were made to conclude the Petroquímica Paulínia transaction; and (ii) the rescheduling of the execution timetables of certain projects, seeking to maintain the Company’s financial health without affecting the performance of its assets.

Capital expenditure in 2009 was invested in the operational, technology, health, safety and environmental areas and in information technology systems, and benefited all of the Company's business units.

A highlight was the investment in the Green PE project for the production of ethylene made from ethanol (a renewable feedstock) that will allow for annual production on an industrial scale of 200 kton of green polymer, which consumed R$183 million in 2009. Construction is advancing ahead of schedule and the plant is expected to start operations in the third quarter of 2010.

Another highlight was the conclusion of the investment made to convert the MTBE Unit for the production of ETBE at the Basic Petrochemicals Unit located in Bahia, which consumed approximately R$43 million, and which has gained in importance given the use of renewable feedstock (ethanol). This plant began operating in June 2009.

Braskem also spent R$187 million on scheduled maintenance stoppages, in keeping with its objective of maintaining its plants operating at high levels of operating efficiency and reliability.

6. Innovation & Technology

Serving clients and creating value for the petrochemical and plastics chains are the main vectors guiding Braskem’s efforts in the area of Innovation and Technology. From the standpoint of clients, these guidelines help them boost their competitiveness and capture new markets. Moreover, they enable Braskem to position itself in market segments with higher value-added products, benefitting shareholders, investors, plastics manufacturers and end consumers.

Highlights in the area of Innovation & Technology in 2009 include:

a) The signing of partnership contracts for the development of technological projects with important Brazilian and international universities, such as the University of Campinas (UniCamp), Federal University of Rio de Janeiro (UFRJ), Federal University of Rio Grande do Sul (UFRGS) and University of Waterloo in Canada. To execute these projects we signed agreements with technological development bodies, through which we received financial support of more than R$10 million in non-refundable funds;

b) The establishment of a solid partnership between Braskem and the Petrobras Research Center (CENPES) for the development of joint projects of strategic interest to the country and to the competitiveness of the national petrochemical industry, based on the development of polymers made from renewable sources and technologies/products of particular importance for overcoming the technological challenges inherent to oil exploration.

c) Project for developing PP resins for Steel Pipe Coating (SPC), which are used to coat oil pipes for offshore applications. The resin is used to protect the steel from corrosion and to maintain the oil’s temperature. This project, which has high growth potential, was developed in interface with the Canadian multinational Bredero Shaw and reaffirms the capacity for international expansion of the Company's resin applications.

d) The Company’s active participation, jointly with other representatives of the national chemical and petrochemical industry, in formulating the technological agenda of PDP (Production Development Policy of Brazil), a federal government program coordinated by the Brazilian Industrial Development Agency (ABDI) to strengthen the competitiveness of Brazil's manufacturing sector. The PDP's priority issues for the Plastics sector and the respective Braskem projects are:

- Renewable Chemicals;

- Energy Recycling;

- High Technology Specialty Materials.

This year Braskem once again was responsible for important innovations at the Brazil Formula 1 Grand Prix, with the trophy made during the competition with recyclable plastic that had been used during the actual race.

In December 2009, the Company announced a partnership with Novozymes, a global leader in the production of industrial enzymes, for the research and development of polypropylene (PP) made from sugarcane. Braskem was the first company in the world to produce and certify polypropylene made 100% from renewable raw materials on an experimental basis, working in partnership with educational institutions such as Unicamp to accelerate the development of this resin.

Through these projects, Braskem reaffirms its commitment to sustainable development and the perpetuity of its business.

Working in partnership with research institutions of renowned competence has provided important results for Braskem, which led to another 18 patents being filed during 2009, for a total of 249 patents registered by the Company.

7. Capital Markets and Investor Relations

Braskem’s preferred class “A” stock traded on the BM&FBovespa (BRKM5) closed 2009 at R$14.08 per share, for a substantial gain of 154% in relation to yearend 2008, when the stock closed the period at R$5.55. During the same period, the benchmark Ibovespa index increased by 83%, indicating a solid recovery in the BM&FBovespa, given the reduction in risk aversion and the subsequent return of investors to the capital markets. Braskem stock was also positively impacted by other factors during 2009, including (i) the solid performance of the Brazilian economy; (ii) the recovery in international resin and basic petrochemical prices; (iii) the resin/naphtha spreads remaining stable at levels above market expectations, given the delay in the down cycle; (iv) the announcement of expansion projects in Mexico; (iv) the expectation for consolidation of Brazil's petrochemical industry following the Quattor acquisition; and (v) the expectation for the acquisition by Braskem of assets in North America.

Braskem’s ADRs (BAK) traded on the NYSE Euronext closed 2009 at US$16.41 per ADR, for a gain of 240% in the period, driven by the appreciation in the Brazilian real against the dollar and by the initial signs of recovery in the international financial system, which led to an increase of 23% in the S&P 500 index.

Braskem’s class “A” preferred stock traded on the Latibex (XBRK) ended the year at €5.77 per XBRK, for a gain of 248% in the period, while the benchmark FTSE100 Europe index increased by 35%. Once again, the results benefited from the stronger Brazilian real.

Average daily financial trading volume in Braskem class “A” preferred stock traded on the BM&FBovespa (BRKM5) in 2009 declined by 18% to R$13.0 million, from R$15.8 million in 2008. Despite the 11% growth in average daily trading volume and the recovery in the stock price over the year, the average price in 2009 was lower than in the previous year. On the NYSE, Braskem's ADR (BAK) recorded average daily financial trading volume of US$2.1 million in 2009, down 33% from 2008. On the Latibex, average daily financial trading volume in XBRK in 2009 declined by 5% to €15,200, from €16,100 in 2008.

In the composition of the Ibovespa index valid for the period January-April 2010, Braskem stock ranked 54th in terms of liquidity, with a weighting in the index of 0.51% .

For the 5th consecutive year, Braskem stock was included as a component of the Corporate Sustainability Index (ISE), placing it in a select group of companies composing the portfolio in the period from December 2009 to November 2010. Created by the BMF&Bovespa in partnership with capital market trade associations, the Getúlio Vargas Foundation, Instituto Ethos and the Ministry of the Environment, the ISE index reflects the return of a portfolio composed of stocks from companies with a recognized commitment to social responsibility and corporate sustainability, and to promoting good practices in Brazil's corporate environment. In 2009, 34 companies qualified to become components of this index.

In September 2009, for the second time, Braskem received the Transparency Trophy from the National Association of Financial, Administration and Accounting Executives (Anefac), which recognizes companies that report the highest-quality balance sheets in the country. The award recognizes the quality of Braskem's disclosure practices and confirms the commitment to transparency and respect that underpins its relationship with investors, customers, suppliers and the general public.

8. Sustainability

In keeping with its values and public commitment to the principles of sustainable development, since 2008 Braskem has been developing an agenda based on assessing its practices in the areas of economic, social and environmental responsibility, with the objective of drafting a corporate sustainability policy and redefining its programs focused on these issues. These initiatives are grounded in the principles of valuing people, minimizing risks, increasing efficiency, generating competitive advantages, fostering innovation in products and processes and identifying new business opportunities.

After becoming a signatory to the Global Compact in 2007, in 2008 Braskem became a member of the Brazilian Global Compact Committee (CBPG), which is formed by 33 major companies and coordinated by Instituto Ethos. The Global Compact is a UN program coordinated by the United Nations Development Program (UNDP) that aims to strengthen social responsibility in various countries, advocating the universal principles of human rights, labor rights, environmental protection and ethical behavior. In the second half of 2009, Braskem presented to the United Nations the Communication on Progress report, which describes the advances achieved for disseminating the ten principles of the Global Compact.

Braskem accompanied and participated in business discussions related to climate change, which is one of the most pressing environmental problems of today, and also participated in the 2009 United Nations Climate Change Conference (COP15) in Copenhagen. It also published a public manifest in which it explained its commitment to a low-carbon economy and assumed the following commitments:

1. Continue to improve the intensity of our greenhouse gas emissions through higher energy efficiency and the identification of new technological opportunities;
2. Reinforce Braskem’s contribution to reducing greenhouse gases by using renewable raw materials;

3. Intensify the development of markets for products that reduce greenhouse gas emissions;
4. Participate in initiatives that promote the concept of conscious consumption, reinforcing the role of consumer choice as a force for change;
5. Continue to publish an inventory of Braskem’s greenhouse gas emissions to provide transparency regarding our progress;
6. Support discussions on climate change at business forums, especially at the Brazilian Chemical Manufacturers’ Association (Abiquim), and with government and civil society in order to influence and be influenced by this interaction;
7. Support the decisions taken by the Brazilian government that contribute to sustainable development, considering it sovereign over our initiatives .

The development of Green Products is aligned with Braskem’s strategy of improving competitiveness and creating value through technology and innovation, and reinforces its commitment to promote sustainable development, which is in step with society’s desire for initiatives that effectively contribute to lowering CO2 emissions. Two projects standout in this area: the production of ETBE and of Green Polyethylene.

Moving forward with the ETBE production project at the Triunfo Complex in Rio Grande do Sul state, Braskem also invested in substituting its MTBE production for ETBE at the Camaçari Complex in Bahia state, with ETBE capacity of 210 kton. The investment was concluded in 2009 and uses a renewable natural resource while generating environmental benefits and reducing CO2 emissions by 265,000ton per year.

Meanwhile, the green polyethylene project consists of an investment in an industrial unit to produce ethylene from sugarcane ethanol at the Triunfo Complex, with capacity of 200 kton/year, which provides environmental benefits and reduces CO2 emissions by 500.000ton per year

8.1. Health, Safety and Environment

In the area of managing Health, Safety and the Environment (HSE), Braskem has made continuous advances by applying the 16 Strategic Elements of its Health, Safety and Environment Program, SEMPRE, at all of its units. An assessment was made of the acquired units and a plan was validated to align 100% of these units with Braskem’s strategy of excellence in Health, Safety and Environment.

Braskem’s investments in health, safety and the environment totaled R$102 million and contributed measurably to improving the Company’s performance on these fronts.

In 2009, the accident rate with and without lost time per million man-hours considering both employees and the employees of partners was 0.85, which represents a 50% reduction from the previous year and Braskem’s best result since its incorporation. Based on this indicator, Braskem already figures among the best performing petrochemical companies in the world in terms of occupational safety and health, considering the world benchmark of 1.00. The lost-time accident rate per million man-hours worked for both employees and the employees of partners was 0.17, which represents a 50% reduction from the previous year.

These results reflect the approach of continually improving corporate culture with a focus on preventive behavior that has been developed by the organization over the past few years, in which the active role of leaders, employees and partners has played a decisive role.

In the area of Processes Safety, there was substantial evolution in the average risk rating of Braskem’s plants from 85.9 points in 2005 to 88.9 points in 2009, as a result of the better risk management of facilities and processes. Of the 17 plants, 10 are considered above standard while the others are considered standard.

In the area of Chemical Safety, Braskem undertook, in conjunction with the International Council of Chemical Associations (ICCA), a commitment to lead, together with the Brazilian Chemical Industry Association (Abiquim), the implementation of Global Product Strategy (GPS). GPS is an ICCA initiative to promote the recognition and dissemination of risks to people and the environment resulting from the use of chemical products. This initiative is aligned with the global strategy of the United Nations Environment Program (UNEP), which has a similar objective and is called the Strategic Approach to International Chemicals Management (SAICM). In 2009, a pilot program was conducted to verify the adequacy of the ICCA's policy framework to Brazil's situation. The final version of the framework will be issued by the ICCA in 2010, based on the contributions received from the various pilot projects across the world.

In the area of Health Management, Braskem’s strategies and actions involve activities to promote the health and wellbeing of employees in order to achieve a perfect balance between corporate sustainability and personal satisfaction, and to comply with the programs to prevent, monitor and diagnose in advance work-related illnesses.

The orientations and actions to prevent workplace and clinical illnesses adopted by Braskem draw on uniform health procedures, reference scientific and technical standards and advance diagnoses, combined with the systematic and standardized use of the best technologies for production, operational control and worker training, in order to ensure a safe and healthy work environment. In addition, the new medical practices and procedures to orient employees resulted in a better loss ratio in the private health insurance plan, which was fundamental when renegotiating the company’s health insurance policies and for obtaining low rates of leave due to health problems. In 2009, three incidents of workplace illness were registered.

Programs for systematic monitoring of worksites, provided for under the Environmental Risk Prevention Programs (PPRAs), enabled better management of preventive and control actions related to chemical, physical, biological and ergonomic risks in accordance with internationally recognized standards.

Regarding the Environment, in 2009 Braskem achieved the best results since 2002 in all its eco-efficiency indicators, primarily due to the investments, initiatives and focused efforts made.

Braskem's continued improvement in eco-efficiency indicators is shown in the following charts:

In 2009, the construction of the new Santa Helena Water Main in Bahia state was concluded, which is a project to supply water from the Santa Helena Reservoir to the entire complex during drought periods, with the water originating from a spring that does not suffer significant weather impacts, thereby assuring the continuity of the industrial operations. The project also allows for the water that previously supplied the Camaçari Complex to be used to supply the city of Salvador. The project was executed in partnership with the state water utility Empresa de Água e Saneamento do Estado da Bahia (Embasa).

In the area of Greenhouse Gases (GHG), Braskem conducts inventories of the following: CO2 (carbon dioxide), CH4 (methane), N2O (nitrous oxide) and HFC 134 (refrigeration fluid - hydro fluorocarbon).

In 2009, Braskem completed the emissions inventories at all of its plants, with a base year of 2008. Direct emissions in 2008 totaled 7,406,854.12 ton CO2 while indirect emissions totaled 186,449.36 ton CO2. Direct emissions, which accounted for 97.5% of the total CO2 emitted by Braskem in 2008, decreased by 9% from 2007. Macroeconomic factors, such as the economic crisis and lower oil prices, adversely affected production, which in turn led to lower emissions. This achievement was accompanied by a public commitment made by Braskem in August 2009 to "continue improving greenhouse gas emission levels by increasing energy efficiency and identifying new technological opportunities", and "reinforcing Braskem's contribution to reducing greenhouse gases by using renewable raw materials", among other initiatives.

8.2. Social Responsibility

Braskem’s corporate philosophy is firmly rooted in valuing people through education and work, a willingness to serve, the capacity and desire to evolve and the drive to surpass results. The scope of this vision in relation to our corporate mission stretches beyond the Company’s facilities to include the surrounding communities, with their traditions and culture that constitute a rich intangible heritage that must be preserved and treasured. One way to achieve these objectives is through private social investment in programs aligned with Braskem’s principles and values, which received R$7.5 million in 2009. This group includes the following main investments:

The Odebrecht Foundation sponsors in southern Bahia the Integrated and Sustainable Development Model of the Pratigi Environmental Protection Area. The program's challenge is to turn a stagnant and impoverished rural area marked by social, economic and environmental imbalances into a thriving and dynamic community. The projects included in the model seek the economic development of the targeted areas by promoting integrated career and income opportunities for the population, providing access to quality education and promoting environmental preservation, greater fairness and equal opportunity.

Lagoa Viva Environmental Education Program – Launched in 2001 in Pontal da Barra, a community neighboring Braskem’s Chlorine-Soda industrial in Maceió, Alagoas, this project fosters alternative ways to generate income based on sustainable practices. Classes teaching music, English, hydroponics, beekeeping as well as post-graduate programs provide training in a wide variety of occupations that ultimately promote the social mobility of this community. Through this program, thousands of teachers and students have bettered their understanding of the culture of environmental conservation and sustainable development.

Cinturão Verde (Greenbelt) – Created in 1987, this a 150-hectare ecological reserve located on the salt marsh and related ecosystems in the Pontal da Barra district, situated between the Atlantic Ocean and lake Mundaú in Maceió. The reserve’s objective is to enable the full development and natural reproduction of the fauna and flora, effectively transforming the area into an ecological refuge. Approximately US$10 million during the last 20 years has already been invested to finance works to recover soil, rebuild sand dunes and restore the Atlantic Rainforest in the area. More than 160,000 people, including students from all over Alagoas state and the general public, have already visited the Cinturão Verde (Greenbelt).

Environmental Protection Park – This is a 68-hectare ecological reserve located on the banks of the Caí River near the Triunfo Petrochemical Complex in Rio Grande do Sul state, where the vegetation remains untouched and dozens of native wildlife species roam freely. The Park offers the community, especially students, activities focused on environmental education, such as lectures on environmental issues. Located in the former main residence of the farm the existed on the site, the Natural Science Museum reproduces all the different ecosystems found in the Park.

Integrated Recycling Project – Promoted by the Rio Grande do Sul State Justice and Social Development Department, and led by Fundação Vonpar with the participation of Fundação Banco do Brasil, Centro de Assessoria Multiprofissional (CAMP), Maxiquim and teachers of the Sapucaia do Sul Campus of the Sul-Rio-Grandense Federal Institute (IFSUL), this project seeks to include recycling material collectors in productive society and to strengthen recycling units by providing technological support to the recycling centers. The project currently benefits 38 recycling centers in Rio Grande do Sul state, with investments made to improve facilities, selection equipment and workplace safety and to provide training in the areas of management and production processes.

Braskem’s support for equipment financing and training will result in better working conditions and income levels for members. Braskem invested in three recycled plastic processing units, which will serve seven warehouses located in Canoas, Esteio, Nova Hartz and Sapiranga, cities located near Porto Alegre, benefiting approximately 167 workers. The objective is to add value to the materials in order to increase the income of members. The amount paid by the plastic manufacturing industry for the output will increase income levels in recycling communities in relation to the price received for products obtained from simplified selection processes.

This initiative promotes social inclusion and the proper destination of urban solid waste, helping to preserve the environment.

Costa dos Coqueiros Ecological Corridor Program – is a social and environmental project developed on the northern coast of Bahia that involves the planting of native species to recover areas of Atlantic Rainforest, with an emphasis on the reforestation of natural springs and the riparian buffer zones in the region between the Camaçari Industrial Complex and the Sauípe Eco Park. In 2009, a total of 100,000 seedlings were planted, and 500,000 seedlings are expected to be planted in 2010.

Community Defense Center (NUDEC) – the project sponsors educational and preventive activities for the environmental and safety risks involved in the transport of chemicals through pipelines, such as the one connecting the Landulpho Alves Mataripe Refinery to the Basic Petrochemicals Unit plant at the Camaçari Complex and another connecting this complex to the Port of Aratu in the municipality of Candeias. The pipeline is composed of 18 individual lines, seven of which are owned by Braskem. NUDEC participants are residents from the communities located along the pipeline, who serve as disseminators, helping to increase awareness among the local population and preserve and secure the pipeline right of way. As a result of this stronger relationship between the communities and the companies sponsoring NUDEC, the social project “Paths to Self-Sustainability” was created, which focuses on environmental education, professional training and fostering citizenship.

Paulínia Park – Braskem, in partnership with the Municipality of Paulínia, is currently building the city’s Coexistence Park. With total area of 300,000 square meters, the park will be built based on sustainability concepts from its design to its operation, and is scheduled to open in late 2010. The park's construction is the result of an agreement with the municipality for it to serve as environmental compensation for the polypropylene plant, which was inaugurated in April 2008.

In addition to the environmental aspects, the project will integrate leisure and recreation with cultural projects, citizenship and education, since it borders six neighborhoods (Jardim Amélia, Leonor, Alto de Pinheiros, Parque das Árvores, Morro Alto and Chácara São Domingos) that are home to some 15,000 people. The park will include a permanent preservation area located near several natural springs and will also protect a stretch of Atlantic Rainforest, which is one of the world’s richest biomes in terms of biodiversity.

Braskem Theatre Award – Created in 1994, this award recognizes the best theatre productions in Bahia state in ten categories with the aim of valuing and awarding professionals in the performing arts, helping pave the way for new talent. The selections are made by a commission of judges specializing in cultural activities.

Braskem Academy of Arts Award – This award was created in 1989 to support the annual literary contests sponsored by the Bahia State Academy of Letters. Each year a different literary category is selected as a focus for the Award, such as poetry, short stories, novels, journals and biographies. The Academy of Letters forms a commission of judges to assess the works and select a winner. The objective is to strengthen ties with the cultural community of Bahia state, serving one of its important and opinion-making segments, the academic world, through public literary contests.

Braskem On Stage Award – The festival Porto Alegre on Stage is renowned as one of the leading theater festivals in Latin America. During its 16 years of existence, the festival has brought to the city of Porto Alegre major national and international names in theater, music and dance. Braskem has sponsored the festival’s last four editions. The Company also sponsors the Braskem on Stage Award, which recognizes the best productions in Rio Grande do Sul state in the categories of best production, director, actor and actress, and the people’s choice award for the best production. The award ceremony takes place at the close of the Porto Alegre on Stage festival at the traditional São Pedro Theater. The Braskem on Stage Award not only promotes the state’s cultural production, but also offers an opportunity for theater groups to continue performing and creating new productions.

Braskem Frontiers of Thought – Held in the cities of Porto Alegre and Salvador, this initiative puts great modern thinkers in contact with the general public, giving them an opportunity to hear and debate issues of particular importance to various fields of thought. In 2009, the focus of the Frontiers event was to reflect on science and culture to gain a better understanding of the present crisis. The list of guest speakers included Canadian psychologist and Harvard professor Steven Pinker; U.S. economist, 2007 Nobel Prize for economics and Princeton professor Eric Maskin; and U.S. psychologist Howard Gardner.

8.3. Corporate Governance

Since the disclosure of its Public Commitment upon its creation on August 16, 2002, Braskem has reaffirmed its commitment to align the interests of all of its shareholders as well as its commitment to ethics, competitiveness and excellence in all actions in order to assure better returns for shareholders, while adding value to its equity and remunerating its capital.

Guided by this vision, Braskem developed a management model that adopts internationally recognized corporate governance practices to ensure their proper functioning. In addition to the Board of Directors and the Audit Board, which have expanded powers in accordance with the Sarbanes-Oxley Act, the Company also has committees supporting the Board of Directors that have the basic function of assessing matters of interest to the Board in order to improve the quality and speed of the deliberation process.

Some of the Corporate Governance practices that highlight Braskem's commitment to the Company's effective management are highlighted below:

• Listing on the Level 1 Special Corporate Governance segment of the São Paulo Stock Exchange (Bovespa) since February 13, 2003;
• 100% tag-along rights for all Braskem shareholders in the event of the sale of control;
• A fiscal committee with the broad powers envisioned by the Sarbanes-Oxley Act;
• A Code of Conduct defining the values, principles and procedures that guide the Company's corporate conduct, which was reviewed at the close of 2009 to ensure it reflects current legal requirements and best practices;
• Corporate policies, which include policies on securities trading, financial management, social responsibility, insurance and guarantees, compensation, and health, safety and the environment;
• A long-term incentive plan designed to align the interests of the Company’s management with the goal of creating value for shareholders. Approved in September 2005 and in effect since 2006, the plan links executive compensation to the long-term performance of the Company’s stock price;
• An Ethics Committee that works jointly with the Internal Auditor and the Audit Board. Its function is to document, address, recommend and make decisions to resolve the denouncements made through the Company’s ethics hotline, which is a confidential communications channel to report violations of the Code of Conduct, with the objective of enforcing compliance with the code and continually improving the Company’s internal procedures and controls;
• An information system for the Board of Directors and the Audit Board accessed through the Braskem Internet portal, providing the members of these bodies with the information they need to exercise their roles and responsibilities in a secure, transparent, fair and timely manner.

• 8.3.1 - External Audit

The Company’s policy on the hiring of independent auditors to perform services unrelated to the external audit is based on principles that preserve the independence of audit professionals. In accordance with internationally accepted standards, these principles are as follows: (a) auditors may not audit their own work; (b) auditors may not exercise a management function at the audited firm; and (c) auditors may not promote the interests of their clients.

In accordance with the provisions of CVM Instruction 381/03, the value of services rendered to the Company by the audit firms KPMG Independent Auditors and PricewaterhouseCoopers Independent Auditors that were unrelated to external audit functions did not exceed 5% of the total value of the fees these firms received.

9. People Development

Education gained at the workplace and for the workplace is one of the pillars of Braskem’s corporate culture, as is also effectively orienting people to obtain the best results. Underpinning these principles is the confidence people hold in their ability to develop and in their drive for professional and personal achievement. Braskem’s management model is decentralized and supported by planned delegation and sharing in the profits based on individual performance. Combined with an agile and efficient planning process and monitoring based on the leader-employee relationship, this set of principles and values has enabled Braskem to record robust growth and create value for its shareholders and stakeholders.

Despite the uncertainty created by the instability in the global economy, Braskem held fast to its philosophy and continued to train its employees, investing R$6.9 million in development actions, with a total of 307,000 hours of training administered.

Another highlight in this area was the priority given to the program Introduction to the Odebrecht Corporate Technology (TEO), which provided training to more than 500 new employees from the former Petroquímica Triunfo and Petroquímica Paulínia, through approximately 4,400 hours of activities.

In 2009, Braskem created the program Horizons – Choosing the Future, which was developed especially for employees approaching retirement. The program encourages appreciation, recognition and orientation, and seeks to facilitate the transition to retirement and present productive paths to the future (post-career).

The program includes a phase dedicated to Knowledge Management to facilitate planned and structured succession processes, preserving the know-how acquired in large part from the professional experience of these employees leaving the Company, thereby assuring the transfer of knowledge and technology transfer to the newer generations. The first class was formed by 15 employees.

Other highlights included: (i) the Leader Development Program (PDL), which trained more than 200 employees in 2009; and (ii) the Entrepreneur Development Program (PDE), which is heavily grounded in cultural and practical aspects and seeks to enhance the entrepreneurial capacities of participants through first-hand experience with the various generations of leaders at the organization, with 40 employees participating in this 4th edition.

In 2009, greater importance was given to the Braskem Intern Program, through which the Company offers to its interns exclusive participation in the 2010 trainee selection process. The Braskem Intern Program approved 12 interns as new trainees.

During their internships, all interns participate in the Carrier Guidance and Development Process, which encourages reflection on possible career paths and the professional competencies required by the job market, seeking to facilitate the development of these young adults and the launch of their careers.

Braskem’s Highlight Award recognizes the performance of employees and showcases successful projects, and this year set a record with 188 projects registering. The initiative seeks to boost productivity by providing incentives for creativity and the reapplication of the knowledge created by employees, by promoting the exchange of best practices to achieve organizational excellence, and by fostering the retention and dissemination of knowledge throughout the organization.

EXHIBITS

Million of R$
Income Statement	2009 (A)	2008 (B)	Change (%) (A)/(B)
Gross Revenue	19,466	23,761	(18)
Net Revenue	15,248	18,541	(18)
Cost of Good Sold	(12,665)	(15,617)	(19)
Gross Profit	2,584	2,924	(12)
Selling Expenses	(536)	(514)	4
General and Administrative Expenses	(638)	(692)	(8)
Depreciation and Amortization [1]	(124)	(545)	(77)
Other operating income (expenses)	134	83	62
Investment in Associating Companies	(12)	(64)	(81)
Operating profit before financial result	1,408	1,193	18
Net financial result	572	(3,696)	-
Operating profit (loss)	1,980	(2,503)	-
Other non-operating revenue (expenses)	(133)	(159)	(16)
Profit (loss) before income tax and social contribution	1,847	(2,661)	-
Income tax / social contribution	(930)	264	-
Profit Sharing	-	(21)	-
Profit (loss) before minority interest	917	(2,419)	-
Minority Interest	-	(39)	-
Net profit / Loss	917	(2,457)	-

Earnings (loss) per share (EPS)	1.76	(4.84)	-

EBITDA	2,475	2,485	(0)
EBITDA Margin	16.2%	13.4%	2.8 p.p.
-Depreciacion and Amortization [1]	1,055	1,229	(14)
. Cost	931	684	36
. Expense	124	545	(77)

1 In accordance with Law 11,638, the goodwill based on “future profitability” is no longer amortized, with the respective recoverable amounts tested on an annual basis.

ASSETS	12/31/2009 (A)	12/31/2008 (B)	Change (%) (A)/(B)

Current	7,047	7,914	(11)

Cash and Cash Equivalents	2,664	2,620	2
Marketable Securities	467	337	39
Accounts Receivable	1,297	1,059	22
Inventories	1,919	3,014	(36)
Recoverable Taxes	506	630	(20)
Prepaid Expenses	22	66	(66)
Others	173	187	(8)

Non Current	15,058	14,987	0

Long-Term Assets
Related Parties	101	46	120
Compulsory Deposits and Escrow accounts	155	124	25
Deferred income tax and social contribution	881	661	33
Recoverable Taxes	1,260	1,202	5
Marketable Securities	18	12	54
Others	163	114	43
Investments	29	37	(20)
Fixed Assets and Intangible	12,380	12,684	(2)
Deferred	72	108	(34)

Total Assets	22,105	22,901	(2)

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2009 (A)	12/31/2008 (B)	Change (%) (A)/(B)

Current	7,290	7,629	(4)

Suppliers	3,823	4,909	(22)
Financing	1,821	2,179	(16)
Hedge Operations	53	0	-
Salaries and payroll charges	270	225	20
Dividends and Interest on Equity	3	15	(81)
Taxes payable	1,155	108	965
Advances from Customers	30	49	(39)
Others	135	143	(6)

Non Current	10,073	11,486	(12)

Long-Term Liabilities	0	0	0
Financing	7,939	9,870	(20)
Hedge Operations	32	109	(71)
Deferred income tax and social contribution	849	23	3,543
Taxes Payable	993	1,238	(20)
Others	260	245	6

Shareholders' Equity	4,742	3,786	25

Capital	5,473	5,473	0
Capital Reserves	429	429	0
Treasury Shares	(12)	(12)	0
Adjustment of Asset Evaluation (Law 11638/07)	(66)	(102)	(35)
Retained Earnings (Losses)	(1,082)	(2,002)	(46)

Total Liabilities and Shareholders' Equity	22,105	22,901	(3)

*The increase in Taxes payable is due to the impact of Company’s participation on the Tax Debit Repayment Program offered by the Office of the General Counsel to the National Treasury and the Internal Revenue Service (Refis)

Board of Directors		ExecutiveManagement
Chairman:	Marcelo Bahia Odebrecht	Chief Executive Officer:	Bernardo Afonso de Almeida Gradin
Vice President:	Djalma Rodrigues de Souza	Directors:	Carlos José Fadigas de Souza Filho
Members:	Alvaro Fernandes da Cunha Filho		Manoel Carnaúba Cortez
	Alfredo Lisboa Ribeiro Tellechea		Luiz de Mendonça
	Paulo Henyan Yue Cesena		Mauricio Roberto de Carvalho Ferro
	José de Freitas Macarenhas		Roberto Prisco Paraíso Ramos
	Francisco Pais		Victor Manuel Martins Pais
Newton Sérgio de Souza
Antônio Britto Filho
José Mauro Mettrau Carneiro da Cunha
Edmundo José Correia Aires

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.